Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED JANUARY 17, 2023

TO THE PROSPECTUS DATED JULY 22, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated July 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2023;

•	to disclose the calculation of our December 31, 2022 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on the status of our offering.

February 1, 2023 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of February 1, 2023 (and repurchases as of January 31, 2023) is as follows:

Transaction Price (per share)
Class T	$10.07
Class S	$10.07
Class D	$10.07
Class I	$10.05

As of December 31, 2022, we had not sold any Class T, Class S, or Class D shares. As a result, the transaction price for our Class T, Class S, and Class D shares is equal to the NAV per share for our Class E shares as of December 31, 2022. Class E shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of December 31, 2022 ($ and shares in thousands):

Components of NAV	December 31, 2022
Investments in real estate	$201,141
Investments in in real estate debt	16,825
Investments in real estate-related securities	1,847
Cash and cash equivalents	5,660
Restricted cash	128
Other assets	5,982
Debt obligations	(154,269)
Other liabilities	(4,840)
Non-controlling interests in consolidated joint ventures	(2,348)
JPMIM mandatorily redeemable Class E units(1)	(45,784)

Net Asset Value	$24,341

Number of outstanding shares of common stock	2,418

(1)

Represents Class E units in the Operating Partnership held by J.P. Morgan Investment Management Inc. (the “Adviser” or “JPMIM”) that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem the Class E units once sufficient availability exists under the share repurchase agreements. Therefore, the Class E units held by JPMIM are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are presented as “JPMIM mandatorily redeemable Class E units” at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the JPMIM mandatorily redeemable Class E units are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.07.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of December 31, 2022 ($ and shares in thousands, except per share data):

	Class I Shares	Class E Shares	Total
Net asset value attributable to common stockholders	$574	$23,767	$24,341
Number of outstanding shares	57	2,361	2,418

NAV per share	$10.05	$10.07

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost and we valued our investment in real estate debt which approximates cost. In the future, as we establish new values for our investments, we will provide information on the key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Status of our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 407,528 Class I and 8,819 Class D shares in the primary offering for total proceeds of approximately $4.2 million. We have issued 101 Class I shares for total proceeds of approximately $1,000 pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold in this offering any Class S or Class T shares. We intend to continue selling shares in the public offering on a monthly basis.